SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

March 31, 2011

BY EDGAR

Ms. Sonia G. Barros

Ms. Stacie D. Gorman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:      Western Asset Mortgage Capital Corporation

Registration Statement on Form S-11 (File No. 333-159962)

Dear Ms. Barros and Ms. Gorman:

On March 24, 2011, Western Asset Mortgage Capital Corporation, a Delaware corporation (the “Company”), filed Amendment No. 5 to the above-referenced Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”), marked to show changes from the Registration Statement on Form S-11 filed with the Commission on October 6, 2009.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of October 26, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

Merrill Repurchase Facility, page 96

1.                                    Please revise your disclosure to describe the “stated concentration limits” that you must maintain to use the repurchase facility.

The Company no longer plans to enter into the Merrill Repurchase Facility.  Therefore, we have removed all references to the Merrill Repurchase Facility from the Registration Statement.

Exhibits

2.                                    We note that you will enter into a Repurchase Facility with Merrill Lynch International. Please file this agreement as an exhibit is accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file it.

As noted above in response to Comment 1, the Company no longer plans to enter into the Merrill Repurchase Facility.  Therefore, we have removed all references to the Merrill Repurchase Facility from the Registration Statement.

3.                                    We note that you have entered into an employment agreement with Mr. Sherwyn.  Please file this agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

As of the filing of Amendment No. 4 to the Registration Statement, the Company had not entered into the above-referenced employment agreement with Mr. Sherwyn.  As of the filing of Amendment No. 5 to the Registration Statement, the Company has not determined who will serve as its Chief Financial Officer.  As a result, we have removed all references to Mr. Sherwyn and his proposed employment agreement from the Registration Statement.

* * * * *

Please contact the undersigned at (212) 735-3202 should you require further information or have any questions.

Very truly yours,

/s/ Yasmeena F. Chaudry
Yasmeena F. Chaudry, Esq.

cc:                              Charles A. Ruys de Perez

Western Asset Mortgage Capital Corporation

c/o Western Asset Management Company

385 East Colorado Boulevard

Pasadena California 91101

Yolanda Crittendon, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Jay L. Bernstein, Esq.

Andrew S. Epstein, Esq.

Clifford Chance US LLP

31 West 52 Street

New York, New York 10019